SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

VRG Restructures International Route Network

São Paulo, April 10, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces VRG is restructuring its international routes, focusing on better adapting to market conditions, increasing its presence in the domestic and South American markets and concentrating efforts on routes where it maintains competitive advantages. The repositioning of VRG’s international route network is based on the actions necessary to maintain the Company’s continued success and sustainability.

Operating costs in the highly competitive international market have increased substantially with persistent increases in oil prices, which recently hit a record high of US$ 112 per barrel. The cost of fuel has been impacted by the prices of WTI and Gulf Coast Jet, which increased on average 68 and 61 percent, respectively, in 1Q08 compared to 1Q07. Fuel currently represents nearly 40 percent of VRG’s operating costs.

Recognizing that aircraft with low operating costs are essential in the current environment, VRG remains committed to its fleet renewal plan. By the end of 2008, the fleet will be comprised of 29 Boeing 737 Next Generation aircraft. These airplanes have lower operational costs, are more fuel efficient, and offer higher productivity rates. These new aircraft will allow VRG to increase competitiveness, offering benefits for both the Company and VRG’s passengers, as new aircraft provide greater passenger comfort. VRG’s Boeing 737 aircraft are designed to offer more legroom than any other Brazilian airline.

In addition to increased comfort, onboard service tailored to the length of each flight, VIP lounges in the Curitiba, Porto Alegre, Rio de Janeiro (Galeão) and São Paulo (Guarulhos) airports, and the SMILES program (the largest mileage program in Latin America), VRG offers a unique product in the Brazilian commercial aviation industry. “These measures and operational changes will improve the performance of the Company, which is fundamental for the evolution of the business,” says Constantino de Oliveira Júnior, president of GOL Linhas Aéreas Inteligentes. “Our team remains committed to offering the best air transportation service in the market.”

The Company’s focus is to expand its route network in Brazil and South America by maintaining a lean cost structure and increasing revenues. An important step in this plan was taken in March, with the introduction VRG’s new domestic flight network. The changes were designed to expand the Company’s presence in high traffic business travel markets by improving connectivity and distribution for various domestic destinations. After several changes to the international route network to focus on South American destinations, VRG will continue to offer daily flights to Bogota, Buenos Aires, Caracas and Santiago.

The Company would like to underscore that VRG employees will not be affected by these network changes and that it will continue to give former VARIG employees priority in the selection processes for new hires as operations refocus and expand.

The Company believes that current and future investments in VRG will lead to improved efficiency and profitability. Resources have already been allocated to information technology, premium passenger services and expansion of VRG’s route network through interline agreements with other airlines. VRG’s goal is to focus on existing interline agreements, particularly those with international airlines offering service to and from Brazil.

1 / 2

To this end, VRG will suspend flights to several international destinations over the next two months. Flights to Mexico City will be suspended on May 11, flights to Madrid on May 12 and operations to Paris will cease on June 9. This strategic decision was a responsible and calculated response based on careful analysis of external factors and competitive attributes of the services offered by VRG that are affecting consolidation of the Company’s performance in these markets.

VRG is committed to providing assistance to those customers who have already purchased one-way or return tickets to suspended destinations after the dates announced and will maintain open, transparent communications to address any customer concerns. Alternative flight information will be available on the Company’s website, www.varig.com.br. VRG has also created a toll-free number for customers with questions: 0800-728-7787. The service will be available 24 hours a day, seven days a week. Customers who prefer a refund should work directly with their travel agent, while customers who purchased tickets directly from VRG can request a refund by e-mail: reembolso.central@varig.com.

GOL Linhas Aéreas Inteligentes S.A. would like to reaffirm that the acquisition of VRG made it possible for the group to expand its operating capacity in addition to creating new routes and offering service to new destinations. The acquisition also allowed the VARIG brand to continue operating under Brazilian administrative control and focused on strategic objectives, with an outlook of growth and job creation, while maintaining the social functions of the Company, its competitiveness and strong brand both in Brazil and globally. “That the acquisition of VRG occurred in a difficult year for the airline industry shows that we are ready and prepared to deal with adversity, without allowing obstacles to derail our strategic plan of long-term growth,” concludes de Oliveira Júnior.

CONTACT:
IR
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
G. Juncadella e M. Smith
Ph: 1 (212) 704-4448 / 704-8196
gabriela.juncadella@edelman.com
meaghan.smith@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4)is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA offers over 640 daily flights to 60 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VGR offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

2 / 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.